Exhibit 77M

On September 10, 2004, IDS Life Variable Annuity Fund A and IDS Life Variable Annuity Fund B (the Selling Funds) transferred the assets of the Selling Funds to AXP Variable Portfolio - Core Equity Fund (the Buying Fund), a series of AXP Variable Portfolio- Select Series, Inc. (the Buying Corporation).

Board action: Board members of the Selling Funds, at a meeting held on March 3, 2004, and Board members of the Buying Corporation, at a meeting held on April 7-8, 2004, approved the Agreement and Plan of Reorganization (Agreement). Each Board determined that participation in the reorganization was in the best interests of the respective Fund and that the interests of existing contract owners of the respective Fund would not be diluted as a result of the reorganization.

Shareholder approval: The contract owners of the Selling Funds approved the Agreement between the Selling Funds and the Buying Fund at a special meeting held on August 31, 2004.

Terms of the Reorganization: Under the Agreement, the Selling Funds transferred all of their assets to the Buying Fund in exchange for shares of the Buying Fund. Those shares were distributed proportionately to the shareholders (the separate accounts sponsored by IDS Life Insurance Company) of the Selling Funds. The Selling Funds were then restructured as unit investment trusts (UITs) that invest in shares of the Buying Fund. The Buying Fund assumed the liabilities of the Selling Funds (other than liabilities associated with insurance obligations that were assumed by the UITs). Neither the Selling Funds nor the contract owners whose contract values were allocated to a variable account investing in a Selling Fund paid any fees or charges in connection with the reorganization. American Express Financial Corporation agreed to bear the costs of effecting the Reorganization.